Mason Street Funds, Inc.
NSAR Filing
March 31, 2001


Sub Item 77J:  Revaluation of Assets or Restatement of Capital
               Share Accounts


In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at March 31, 2001, reclassifications were recorded to increase (decrease) aggregate paid-in capital, increase (decrease) undistributed net investment income and increase (decrease) undistributed net realized gains as follows:

                              Paid-in      Net Inv.     Net Real.
                              Capital       Income        Gains
Small Cap Growth Stock            -       $ 124,697    $(124,697)
Aggressive Growth Stock      $(588,119)   $ 588,119         -
International Equity         $  (2,114)   $ (82,007)   $  84,121
Index 400 Stock                   -            -            -
Growth Stock                 $  (2,069)   $  33,822    $ (31,753)
Growth and Income Stock      $ (11,134)   $  38,970    $ (27,836)
Index 500 Stock              $  (2,069)   $   3,071    $  (1,002)
Asset Allocation             $  (2,069)   $  (3,709)   $   5,778
High Yield Bond              $ (72,952)   $  72,742    $     210
Municipal Bond               $ (71,904)   $  72,152    $    (248)
Select Bond                  $ (71,443)   $ (26,559)   $  98,002


These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.